Exhibit 99(a)



                              November 30, 1994


Dear Stockholder:

          You are cordially invited to attend a special meeting of stockholders of First National Bank Corp. ("FNBC") to be held on December 30, 1994, at 10:00 a.m., local time, at FNBC's Headquarters, 18800 Hall Road, Clinton Township, Michigan.

          At the special meeting you will be asked to consider and vote upon a proposed Agreement and Plan of Merger between FNBC and Old Kent Financial Corporation ("Old Kent"), pursuant to which FNBC would be merged into Old Kent (the "Merger"). If the proposed Merger is adopted by the stockholders of FNBC and is consummated, each share of FNBC Common Stock outstanding at the time the Merger becomes effective will be converted into Old Kent Common Stock. The number of shares of Old Kent Common Stock to be received for each share of FNBC Common Stock would be based on an Exchange Rate equal to $35 (the "Purchase Price Per Share") divided by the average of the per share closing prices of Old Kent Common Stock reported on the NASDAQ National Market System during the 20 consecutive trading days ending on the sixth business day before the date of the closing. Notwithstanding such average, the per share price of Old Kent Common Stock to be used in calculating the Exchange Rate (the "Calculation Price") will not be more than $36 per share nor less than $32 per share unless certain conditions exist, FNBC requests a decrease in the Calculation Price, and Old Kent agrees to such decrease. In no event will the Calculation Price be less than $28.90. The Purchase Price Per Share may be reduced by up to $.40 under certain circumstances.

          Details of the proposed Merger and other important information appear in the enclosed Prospectus and Proxy Statement, which I urge you to read carefully. The proposed Merger will not be consummated until after it is approved by the Board of Governors of the Federal Reserve System and certain other conditions are satisfied.

          The Agreement has been unanimously approved by the Board of Directors of FNBC. Your Board of Directors has carefully reviewed and considered the terms and conditions of the proposed Merger, believes that the Merger is fair to and in the best interests of FNBC's stockholders and recommends that it be adopted. M. A. Schapiro & Co., Inc., FNBC's financial adviser, has rendered a written opinion to the Board of Directors that the consideration to be received in the Merger is fair, from a financial point of view, to the holders of FNBC Common Stock.

          It is important that your shares be represented at the special meeting. I therefore urge you to complete the enclosed proxy card promptly and then sign, date and return the completed proxy card in the enclosed postage-paid envelope provided for that purpose. You may revoke your proxy at any time prior to its exercise, and you may attend the special meeting and vote in person, even if you have previously returned your proxy card.

                                   Sincerely yours,



                                   Harold W. Allmacher
                                   Vice Chairman, President and
                                   Chief Executive Officer


       YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR ADOPTION OF
        THE PLAN OF MERGER.  PLEASE SIGN AND RETURN YOUR PROXY PROMPTLY.